Exhibit 99.3

Dear Shareholder,

On February 15, 2007 Avaya Inc. will be conducting its 2007 Annual Meeting of Shareholders. You have received this email because, as of December 19, 2006, you held shares of Avaya common stock and either (i) you have visited Avaya's Open Enrollment website or Proxyvote.com and requested to receive Avaya's proxy materials electronically, or (ii) you held your shares in one or more of the following Avaya plans: the Savings Plan, the Savings Plan for Salaried Employees and the Employee Stock Purchase Plan. This email contains information specific to your holdings in the company and provides the instructions you need to vote your shares.

This is a NOTIFICATION OF THE:

2007 Annual Meeting of Shareholders of Avaya Inc.

MEETING DATE: February 15, 2007
For holders as of: December 19, 2006
CUSIP NUMBER: 053499109

CONTROL NUMBER: 012345678901

You can enter your voting instructions and view the shareholder material at the following Internet site. If your browser supports secure transactions you will be automatically directed to a secure site.

http://www.proxyvote.com/0012345678901

Note: If your email software supports it, you can simply click on the above link. To access ProxyVote, you will need the above CONTROL NUMBER and your four-digit PIN. If you are a U.S. Avaya Employee and you hold your shares in one of the Avaya plans named above, the PIN is the last four digits of your Social Security number. If you are a non - U.S. Avaya employee and you hold your shares in one of the Avaya plans named above, the PIN is the last four digits of your HRID number. If you are a stockholder who requested to receive proxy materials electronically, the PIN is the four digit number you selected at the time of your request. If you do not know your PIN, please follow the instructions at www.proxyvote.com. Internet voting is accepted up to 11:59 p.m. (EDT) on February 14, 2007.

The relevant corporate materials can also be found at the following
Internet site:

Notice of Annual Meeting, Proxy Statement and 2006 Annual Report:
http://investors.avaya.com

To view the printer friendly versions of these documents, you will need the Adobe Acrobat Reader. To download the Adobe Reader, click the below url address: http://www.adobe.com/products/acrobat/readstep2.html

Alternatively, if you would like to receive a copy of the Notice of Annual Meeting, Proxy Statement and 2006 Annual Report, please visit the following Internet site and follow the instructions provided: http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=AV&script=2300

You may also call toll-free 1-866-22-AVAYA to request copies of those documents.

If you requested through Avaya's Open Enrollment website or proxyvote.com to receive proxy materials electronically, you can cancel your enrollment and view or change your PIN or email address by going to http://www.icsdelivery.com/av. You will need your Social Security Number/Tax ID and your four-digit PIN (we suggested the last four digits of your Social Security Number or Tax ID).

Please note that you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, if you vote over the Internet (unless you are an Avaya employee and you access the Internet using the Avaya network).